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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 66829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WMSI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Leroy Street, 5th Floor
(No. and Street)

New York (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BJ Ralston 615.832.9883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street (Address) Kansas City (City) MO (State) 64106 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MW

OATH OR AFFIRMATION

I, BJ Ralston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WMSI Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CCO

Title

Notary Public

JANET M. LORANDEAU
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 16, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WMSI Securities LLC
Table of Contents
December 31, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Management of WMSI Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of WMSI Securities LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2016

WMSI Securities LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	974,492
Accounts receivable, net of allowance of $28,316		1,246,686
Receivable from affiliates, net		750,175
Prepaid expenses and other assets		3,003
Total assets	$	2,974,356
Liabilities and Member's Interest		
Accrued expenses and other liabilities	$	576,968
Total liabilities		576,968
Member's interest		
Member's capital		134,224
Retained earnings		2,263,164
Total member's interest		2,397,388
Total liabilities and member's interest	$	2,974,356

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

WMSI Securities LLC ("we", "our", "us" or "Company") is a wholly–owned subsidiary of Wealth Management Systems, Inc. ("Parent"). On August 21, 2015, DST Systems, Inc. ("DST") acquired all equity interests of our Parent and wholly-owned subsidiaries. As a result, our Parent is now a wholly-owned subsidiary of DST. We are a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

We operate under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claim exemption from the remaining provisions of that Rule. As such, we are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

Revenue recognition
We recognize revenue when it is realized or realizable and it is earned. The majority of our revenues are derived from transaction fees for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts ("IRA"). These fees are either based on the number of transactions processed or the value of the underlying assets transferred and are recorded when the rollover transactions are completed. For some rollovers processed, we also earn revenue based on the value of rollover assets retained by our clients at agreed upon future dates.

We recognize revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the sales price is fixed or determinable; and 4) collectibility is reasonably assured.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value.

WMSI Securities LLC

Statement of Financial Condition

December 31, 2015

pwc

Report of Independent Accountants

To the Management of WMSI Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of WMSI Securities LLC for the year ended December 31, 2015, which were agreed to by WMSI Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating WMSI Securities LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for WMSI Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: compared item 2B in the amount of $6,074.65 to the Citizens Bank payment dated 7/27/2015 for the payment made for the SIPC 6 General Assessment Form in the amount of $6,074.65 obtained from John Wallace, Controller, and compared item 2F in the amount of $5,673.07 to check request #CK000024, obtained from John Wallace, Controller. No differences noted as a result of applying the above procedure.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $4,735,088 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. No differences noted as a result of applying the above procedures.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,735,088 and $11,837.72 of the Form SIPC-7, respectively. No differences noted as a result of applying the above procedures.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

pwc

This report is intended solely for the information and use of management and the board of directors of WMSI Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 11,837.72
B.	Less payment made with SIPC-6 filed (exclude interest) ________ Date Paid	(6,074.65)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,673.07
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $5,673.07	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WMSI Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Corporate Controller
(Title)

Dated the 11th day of February, 20 06.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/15
and ending 12/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,735,088
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$4,735,088
2e. General Assessment @ .0025	$11,837.72
	(to page 1, line 2.A.)

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from processing rollover transactions that have been completed. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. We extend unsecured credit to our customers.

Income taxes

We are organized as a single member limited liability company and are treated as a disregarded entity for federal and state tax purposes. We do not file any tax returns, but rather our taxable income is reported as part of our Parent's tax returns. Any such liability/(benefit) will be paid/(received) by our Parent. Accordingly, no provision or benefit for federal or state income taxes has been made in our financial statements. Our Parent is included in the consolidated income tax returns of DST. We have not entered into a formal tax-sharing arrangement with our Parent, DST or any other affiliate.

New authoritative accounting guidance
In May 2014, the Financial Accounting Standards Board issued an accounting standard, "Revenue from Contracts with Customers," which requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled in exchange for those goods or services. The new standard will become effective for us beginning in 2018 and may be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of this standard is permitted as of January 2017. We are currently evaluating the standard, including which transition approach will be applied and the estimated impact it will have on the financial statements.

Subsequent events
The Company has performed an evaluation of subsequent events through February 27, 2016, which is the date of issuance of the financial statements.

3. Related Party Transactions

Shared services
The Parent's principal business is the development, implementation and maintenance of technology used by financial service companies to facilitate the direct rollover of funds from qualified retirement plan accounts to IRAs. The Parent develops software applications that provide an electronic interface between retirement plan record-keeping systems and IRA provider new account opening applications. This interface automates the IRA distribution process and facilitates real-time openings of IRAs. We support the activities of our Parent by introducing IRA products to qualified retirement plan sponsors and third-party retirement plan administrators that are customers of the Parent. We also provide related administrative services necessary to support those customers. The IRA providers pay a transaction fee to us based on the number and dollar amount of IRAs opened through the software provided by the Parent. This close interrelationship means that we are dependent on the Parent for provision of the products and services it supports and the Parent is committed to maintaining and capitalizing the Company as a component of its business model.

The Parent provides office space and other administrative services to us at no cost. However, pursuant to an expense sharing agreement with the Parent, the Parent is reimbursed for compensation, benefits and other professional fees. The expense associated with these services was $110,508 for the year ended December 31, 2015.

For the year ended December 31, 2015, we declared total dividends of $1,500,000 to the Parent, of which $500,000 were non-cash dividends that were subsequently used to settle existing receivables from Parent.

DST affiliates may receive payments from customers for services performed by us and vice versa as we both provide services to the same customers. We had a $750,175 net receivable due from DST-affiliated

entities at December 31, 2015. These amounts are settled periodically throughout the year. In February 2016, we received payment of $750,175 from DST affiliates.

4. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers
Our three largest customers (customers who account for more than 10% of revenues), in aggregate, account for approximately 67% of our total revenues for the year ended December 31, 2015.

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future transactions or transaction revenue, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

5. Net Capital and Customer Reserve Requirements

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. This method establishes a minimum net capital requirement of the greater of $5,000 or 6.67% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2015, we had net capital, as defined, of $397,524, which exceeded our net capital requirement of $38,484 by $359,040. At December 31, 2015, our net capital ratio was 1.45 to 1.